SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                    FORM 6-K





                            Report of Foreign Issuer

                        Pursuant to Rule 13a-16 or 15d-16

                     of the Securities Exchange Act of 1934







                       Polska Telefonia Cyfrowa Sp. z o.o.

             (Exact Name of Registrant as Specified in Its Charter)

                      Al. Jerozolimskie 181, 02-222 Warsaw

                    (Address of Principal Executive Offices)

                                     Poland





Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F            X                      Form 40-F
         ---------------------------                  ------------------------

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                         No             X
   ---------------------------------           ------------------------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

NEWS RELEASE
                                                                             era


    POLSKA TELEFONIA CYFROWA COMPLETES SYNDICATION OF SUPPLEMENTARY FACILITY



Warsaw - October 29, 2001 - Polska Telefonia Cyfrowa Sp. z o.o. (PTC), (www.eragsm.pl) the leading Polish wireless provider of nationwide dual band GSM 900 & GSM 1800 services and holder of a UMTS license, today announced that during the syndication process for Euro 100 million Supplemental Credit Facility conducted by Deutsche Bank AG (DB) and DresdnerKleinwortWasserstein (DKW), PTC took advantage of high investor demand to raise an additional Euro 50 million to help meet its funding requirements.



The syndication for Euro 100 million, launched in August, represents a portion of DB's and DKW's existing commitments as arranging banks to the Euro 650 million facility. By raising additional Euro 50 million, PTC increased its Bank Credit Facilities to Euro 700 million.



Operating under the brand name of ERA, Polska Telefonia Cyfrowa provides a total range of basic and expanded wireless telephone services over an all-digital network. For more information, please see the www.eragsm.pl. pages on the Internet.



                                       ###

For further information contact:



Malgorzata Zelezinska                     Alexander Fudukidis
IR Manager                                Global Corporate Relations
Phone: (+48) 22 413 3275                  Phone: (+1) 212 262 6103
Mobile: (+48) 602 20 3275                 Mobile: (+1) 646 258 2071
Fax: (+48) 22 413 6235                    Fax: (+1) 212 262 6115
mzelezinska@era.pl                        fudukidisa@msn.com
------------------                        ------------------



SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POLSKA TELEFONIA CYFROWA Sp. z o.o.

(Registrant)




By: /s/ Boguslaw Kulakowski
    -----------------------
Boguslaw Kulakowski, Director General




By: /s/ Wilhelm Stueckemann
    -----------------------
Wilhelm Stueckemann, Director of Network Operations




By: /s/ Jonathan Eastick
    --------------------
Director of Finance




October 29,  2001